[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

April 18, 2012

Richard Pfordte Kimberly A. Browning Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Fiduciary/Claymore MLP Opportunity Fund
(File Nos. 333-172885 & 811-21652)

Dear Sir and Madam:

Thank you for your telephonic comments received on April 5, 2012 regarding Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 filed by Fiduciary/Claymore MLP Opportunity Fund (the “Fund”) on February 24, 2012 (the “Registration Statement”).  We have considered your comments to the Registration Statement and, on behalf of the Fund, our responses to these comments are set forth below.

The Fund hereby represents that the changes referenced below will be reflected in the final prospectus and statement of additional information of the Fund, which will be filed in accordance with Rule 497 under the Securities Act of 1933, as amended, in connection with an offering of common shares under the Registration Statement.

Comment 1	Throughout the prospectus and statement of additional information, delete the words “tax-deferred” from in front of “return of capital” in reference to the distributions received or paid by the Fund.

Response 1	The Fund has deleted the words “tax-deferred” as requested throughout the prospectus and statement of additional information.

Comment 2
Revise footnote 9 to the “Summary of Fund Expenses” table to delete references to deferred income tax benefits and the historical information regarding annual deferred income tax expense/(benefit).  Delete footnote 10 to the “Summary of Fund Expenses.”  The deleted information may be presented elsewhere in the Fund’s prospectus.

Response 2	The Fund has revised footnote 9 and deleted footnote 10 as requested. The deleted information has been moved to a separate section of the prospectus that follows “Summary of Fund Expenses.”

Securities and Exchange Commission
April 18, 2012

* * *

In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

/s/ Michael K. Hoffman

Michael K. Hoffman